

Mail Stop 4628

July 18, 2018

Amin J. Khoury
Chief Executive Officer and Chairman of the Board
KLX Energy Services Holdings, Inc.
330 Clematis Street, Suite 217
West Palm Beach, FL 33401

> **Re:** **KLX Energy Services Holdings, Inc.**
> **Draft Registration Statement on Form 10-12B**
> **Submitted June 21, 2018**
> **CIK No. 0001738827**

Dear Mr. Khoury:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Information Statement Filed as Exhibit 99.1

General

1.	We note that no vote or action of KLX stockholders is required in connection with the spin-off. However, we note that KLX shareholders will be required to approve the related merger transaction. Please provide us a legal analysis regarding the basis for this statement.

Amin J. Khoury
KLX Energy Services Holdings, Inc.
July 18, 2018
Page 2

Summary, page 1

The Spin-off, page 11

2.   Please revise to briefly identify the assets as well as liabilities and obligations to be allocated pursuant to the Distribution Agreement and other ancillary agreements.

Risk Factors, page 29

The spin-off and/or the merger may not be completed on the terms or timeline currently contemplated, page 49

3.   We note your disclosure that you and KLX will be required to pay significant costs and expenses relating to the spin-off and the merger. Please describe the estimated costs and termination rights in connection with the distribution and spin-off.

The Spin-Off, page 56

Background, page 56

4.   Please expand your disclosure to discuss the reasons that the board of directors of KLX determined that the separation of KLX's energy services business from KLX, as an independent, publicly-traded company presented the best available alternative for maximizing stockholder value with respect to KLX's energy services business.

5.   Please expand your disclosure to explain how the material terms of the spin-off were determined, including, but not limited to, KLX's contribution of $50 million to the Company. In this regard, we note your disclosure on page 48 that the terms of the spin-off agreements, including the Distribution Agreement, the Employee Matters Agreement, Transition Services Agreement, and the IP Matters Agreement, may not reflect terms that would have resulted from arm's-length negotiations among unaffiliated third-parties.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 77

Company Overview, page 77

6.   Please revise your overview to discuss the material trends, opportunities, challenges and uncertainties you face as after spin-off you will be a standalone energy services company. As part of this discussion, please identify material demands, commitments, events or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues and/or income, or result in liquidity decreasing or increasing in any material way and provide additional information about the quality and variability of your earnings and cash flows so that shareholders can

ascertain the likelihood of the extent that past performance is indicative of future performance.

Year Ended January 31, 2017 Compared to Year Ended January 31, 2016, page 84

7.   Please discuss the origin of the goodwill and long-lived impairment charges recorded during the fiscal year ended January 31, 2016 as these charges materially impacted your operating results. Refer to Item 303(a)(3)(i) of Regulation S-K for additional guidance.

Business, page 90

Legal Proceedings, page 111

8.   We note there has been a lawsuit filed challenging the proposed merger between KLX and Boeing. As the spin-off is expected to occur prior to or contemporaneously with the merger, please revise your disclosure to describe any litigation relating to the merger or the spin-off, including the complaint filed on July 6, 2018 against KLX and the members of KLX's board by The Vladimir Gusinsky Rev. Trust.

Certain Relationships and Related Party Transactions, page 123

Related Party Transactions, page 127

Certain Relationships, page 128

9.   You disclose that you are leasing real estate for some of your facilities in Texas and Wyoming from a limited liability company controlled by Gary J. Roberts, who is expected to serve as your Vice President and General Manager following the spin-off. Please expand your disclosure to provide the material terms of these leases.

Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies, page F-19

10.   We note your revenue recognition policy for sales of products and services. Please separately disclose your i) product revenues and related cost of goods sold and ii) your service revenues and related cost of services in accordance with Rule 5-03(b)(1) and (2) of Regulation S-X. In addition, tell us what consideration was given to disclosing the accounting principles, judgments, nature and types of cost associated with cost of goods sold and cost of services as an accounting policy disclosure pursuant to FASB ASC 235-10-50-3.

You may contact John Cannarella, Staff Accountant, at (202) 551-3337 or Jenifer Gallagher, Staff Accountant, at 202-551-3706 if you have questions regarding comments on the financial statements and related matters. Please contact Irene Barberena-Meissner, Staff Attorney, at (202) 551-6548 or Loan Lauren P. Nguyen, Legal Branch Chief, at (202) 551-3642 with any questions.

Sincerely,

/s/ Loan Lauren P. Nguyen *for*

John Reynolds
Assistant Director
Office of Natural Resources

cc: Valerie F. Jacob, Esq.
       Freshfields Bruckhaus Deringer US LLP